

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

03 APR 17 7:21



Ref : EC/FL/AL/CPP/032/03

BY AIRMAIL

3rd April, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

PROCESSED JUN 03 2003 THOMSON FINANCIAL

SUPPL

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 5/30

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated April 3, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Press Announcement regarding the Announcement of Annual Results for the year ended 31st December, 2002
   Date : April 2, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



# C.P. POKPHAND CO. LTD.

*(Incorporated in Bermuda with limited liability)*

## ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2002

### RESULTS

| | Notes | 2002 US$'000 | 2001 US$'000 |
|---|---|---|---|
| Turnover | (a) | 1,542,196 | 1,449,463 |
| Cost of sales | | (1,363,107) | (1,269,807) |
| Gross profit | | 179,089 | 179,656 |
| Selling and distribution costs | | (56,335) | (52,075) |
| General and administrative expenses | | (92,496) | (97,965) |
| Other income, net | (b) | 102,294 | 27,698 |
| **Profit from operating activities** | (c) | 132,552 | 57,314 |
| Finance costs | | (37,103) | (59,220) |
| Share of profits less losses of jointly controlled entities | | 19,048 | 13,396 |
| Share of profits less losses of associates | | 1,204 | (2,233) |
| **Profit before tax** | | 115,701 | 9,257 |
| Tax | (d) | (15,105) | (10,640) |
| **Profit/(Loss) after tax** | | 100,596 | (1,383) |
| Minority interests | | (7,994) | (8,915) |
| **Net profit/(loss) from ordinary activities attributable to shareholders** | | 92,602 | (10,298) |
| Accumulated losses at beginning of year | | (140,483) | (126,516) |
| **Accumulated losses** | | (47,881) | (136,814) |
| Transfers to statutory reserves | | (1,769) | (3,669) |
| **Accumulated losses at end of year** | | (49,650) | (140,483) |
| | | 2002 US cents | 2001 US cent |
| Earnings/(Loss) per share: Basic | (e) | 4.290 | (0.477) |
| Dividend per share: | | | |
| Interim: Nil (2001: Nil) | | – | – |
| Final: Nil (2001: Nil) | | – | – |

*Notes:*

(a) **Segmental information**

Turnover represents rental income, dividend income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after the elimination of intra-group transactions.

An analysis of turnover by activity and geographical location is as follows:

**Turnover:**

| | 2002 US$'000 | 2001 US$'000 |
|---|---|---|
| **By activity:** | | |
| Feedmill and poultry operations | 1,542,090 | 1,447,481 |
| Property holding | 106 | 254 |
| Investment holding | – | 1,728 |
| | 1,542,196 | 1,449,463 |

Hong Kong tax is calculated by applying the current rate of tax of 16% (2001: 16%) to the estimated assessable profits which were earned in or derived from Hong Kong during the year.

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly controlled entities and associates are subject to income taxes at tax rates ranging from 7.5% to 33%.

The overseas tax represents corporation tax payable in Turkey in respect of income earned during the year. The corporation tax in Turkey is calculated at the applicable tax rate of 30% (2001: 30%). An additional 10% of the total tax charge is levied to support a state fund, which results in an effective corporate tax rate of 33% (2001: 33%).

(e) The basic earnings/(loss) per share is calculated based on the net profit attributable to shareholders of US$92,602,000 (2001: net loss attributable to shareholders of US$10,298,000) and 2,158,480,786 shares (2001: 2,158,480,786 shares) of the Company in issue during the year.

Diluted earnings/(loss) per share amounts for the years ended 31st December, 2002 and 2001 have not been disclosed as no diluting events existed during the two years.

### FINANCIAL REVIEW

The breakdown of net profit/(loss) attributable to shareholders by activity and geographical location are as follows:

| | 2002 US$'000 | 2001 US$'000 |
|---|---|---|
| **By activity:** | | |
| Feedmill and poultry operations | 106,215 | 4,883 |
| Industrial operations | 4,369 | 3,232 |
| Property holding | (3,429) | (660) |
| Investment holding* | (14,553) | (17,753) |
| | 92,602 | (10,298) |
| **By geographical location:** | | |
| PRC: | | |
| Hong Kong | (17,982) | (18,413) |
| Mainland | 100,694 | 7,694 |
| | 82,712 | (10,719) |
| Turkey | 8,019 | (3,901) |
| Indonesia | 1,292 | (1,978) |
| Thailand | 579 | 6,300 |
| | 92,602 | (10,298) |

* including Hong Kong headquarters' general expenses

### DIVIDEND

The Directors do not recommend a final dividend for the year ended 31st December, 2002 (2001: nil).

resulting in a reduction of the average selling price by 20%. Our integration ventures suffered from both losses in quantity and gross margin for the exports.

Other than to continue focusing on value-added poultry meat processing products for export, the Group will explore the potential markets in Europe as well as the high value-added and branded meat processing products in the domestic market. We will also increase our attention to develop in the domestic aqua feed market.

*Industrial business*

For the year under review, the motorcycle business of Ek Chor China Motorcycle Co. Ltd., our 68.2%-owned New York-listed subsidiary, recorded net income of RMB53.0 million (US$6.4 million) (2001: US$4.6 million), an increase of 39.1% over 2001. Basic earnings per share was RMB3.02 (US$0.37) (2001: US$0.26). Net profit attributable to shareholders of this division was US$4.4 million (2001: US$3.2 million). All the major ventures were profitable.

The PRC market shall remain full of challenges and changes. Major international players are also seeking opportunities in the market. We shall continue to watch carefully the market development and to further focus on consolidating and increasing market share and improving operating efficiency.

**Turkey**

The performance of our Turkish operation has significantly improved and achieved a profit of US$8.0 million (2001: loss of US$3.9 million). During the year, our Turkish operation recorded an increase in sales of chicken meat both in terms of volume and unit price. Moreover, it has benefited from the relatively stable value of Turkish Lira this year when compared with the exchange loss from free float of Turkish Lira last year. As there is a tendency in tightening the control in environmental protection in Western Europe, part of the chicken meat production has recently been shifted to Eastern Europe and the Middle East, our Turkish operation is expected to benefit from this in the near future.

**Indonesia**

The Company maintains a 19.75% interest in P.T. Surya Hidup Satwa and a 7.09% interest in P.T. Central Proteinaprima.

**Thailand**

During the year, all the warrants of Charoen Pokphand Foods Public Company Limited held by the Group were disposed and there was a gain of US$0.6 million on disposal.

### MANAGEMENT DISCUSSION AND ANALYSIS

### LIQUIDITY AND FINANCIAL RESOURCES

As at 31st December, 2002, the Group had total assets of US$1,109.1 million, up 2.6% from US$1,081.5 million at the year end of 2001. Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total debt by the net asset value) were US$659.9 million and 283% respectively, as compared to US$752.4 million and 508% as at 31st December, 2001.

Most of the borrowings were in U.S. dollars and RMB, and the interest rates ranged from 2.12% to 7.92% per annum for 2002.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

**By geographical location:**

| | | |
|---|---|---|
| People's Republic of China ("PRC"): | | |
| Hong Kong | 106 | 281 |
| Mainland | 1,415,510 | 1,346,546 |
| | 1,415,616 | 1,346,827 |
| Turkey | 126,580 | 100,935 |
| Thailand | – | 1,701 |
| | 1,542,196 | 1,449,463 |

The above analysis does not include the turnover of the Group's jointly controlled entities and associates.

(b) **Other income/(loss), net:**

| | 2002 *US$'000* | 2001 *US$'000* |
|---|---|---|
| Amortisation of deferred restructuring expenses | (1,862) | (1,862) |
| Gain on disposal of interests in associates | 87,556 | 26,437 |
| Gain on disposal of interests in jointly controlled entities | 1,918 | – |
| Gain on disposal of short term investments | 579 | 3,879 |
| Unrealised gain/(loss) of short term investments | 21,358 | (1,978) |
| Revaluation deficit on land and building | (153) | – |
| Revaluation deficit on investment properties | (258) | (353) |
| Impairment loss in respect of fixed assets | (8,320) | (3,777) |
| Impairment loss in respect of investments in jointly controlled entities | (901) | – |
| Impairment loss in respect of long term investment | – | (1,249) |
| Impairment loss in respect of goodwill | (1,652) | (1,451) |
| Interest income | 3,016 | 8,052 |
| Tax refund in respect of re-investment of distributed earnings from the PRC Ventures | 1,013 | – |
| | 102,294 | 27,698 |

(c) The Group's profit from operating activities was arrived at after charging a depreciation of US$69.0 million (2001: US$58.9 million) and amortisation of US$2.1 million (2001: US$2.3 million).

(d) Tax:

| | 2002 *US$'000* | 2001 *US$'000* |
|---|---|---|
| The Company and subsidiaries: | | |
| Provision for profits tax in respect of the year: | | |
| PRC: | | |
| Hong Kong | – | – |
| Mainland | 6,870 | 5,544 |
| Overseas | 2,684 | 462 |
| Deferred tax credit | (81) | (639) |
| | 9,473 | 5,367 |
| Underprovision in the prior year: | | |
| PRC: | | |
| Hong Kong | – | – |
| Mainland | 345 | 313 |
| | 345 | 313 |
| Jointly controlled entities: | | |
| PRC: | | |
| Hong Kong | – | – |
| Mainland | 4,983 | 3,993 |
| | 4,983 | 3,993 |
| Associates: | | |
| PRC: | | |
| Hong Kong | – | – |
| Mainland | 304 | 967 |
| | 304 | 967 |
| Tax charge for the year | 15,105 | 10,640 |

## MODIFIED AUDITORS' OPINION

The Auditors' report on the Group's financial statements for the year ended 31st December, 2002 contains a modified Auditors' opinion.

The financial statements have been prepared on a going concern basis, the validity of which depends upon the Group's ability to generate sufficient cash inflow from its operating activities and the successful outcome of the disposal of non-core assets. The financial statements do not include any adjustments that would result from the failure of the Group to generate sufficient cash inflow from its operating activities or the disposal of non-core assets not being able to be conducted as planned. The Auditors consider that appropriate disclosures and estimates have been made in the financial statements and their opinion is not qualified in this respect.

## BUSINESS REVIEW

The Group registered a significant rebound in operating results for the year ended 31st December, 2002. This was mainly attributable to the gain on disposals of interest in an associate. Consolidated turnover was US$1,542.2 million (2001: US$1,449.5 million). Consolidated operating profit was US$132.6 million (2001: US$57.3 million). Profit after tax for the year was US$100.6 million (2001: Loss after tax of US$1.4 million). Net profit attributable to shareholders was US$92.6 million (2001: Net loss of US$10.3 million).

### PRC

*Agri-business*

During the year under review, Chia Tai (China) Agro-Industrial Ltd. ("China Agro") and Chia Tai (China) Investment Ltd. ("China Investment"), our two wholly-owned subsidiaries which run our agri-business operations in the People's Republic of China ("PRC"), saw a 5.1% increase in turnover.

Turnover on a consolidated basis was US$1,415.5 million (2001: US$1,346.5 million). Together with turnover of the jointly controlled entities and associates, turnover under management was US$2,207.3 million (2001: US$2,543.6 million). Unit sales of our two main products, complete feed and day-old chicks, were 4.9 million tonnes (2001: 5.5 million tonnes) and 364.0 million units (2001: 436.4 million units), decreases of 10.9% and 16.6% respectively.

The total consolidated profit attributable to shareholders of China Agro and China Investment during the year was US$96.3 million (2001: US$4.5 million).

During the year under review, the Group disposed of 187,396,528 (2001: 40,326,024) shares in Shanghai Dajiang (Group) Stock Co., Ltd. ("Shanghai Dajiang") at an average price of US$0.57 (2001: US$0.73) per share and recorded a gain of US$87.6 million (2001: US$26.1 million). In addition, there was an unrealized gain of US$20.1 million (2001: nil) from Shanghai Dajiang shares. As at 31st December, 2002, the Group's interest in Shanghai Dajiang shares was 8.7% (2001: 36.4%).

Excluding the gain in Shanghai Dajiang shares, our operating loss was US$11.4 million (2001: US$21.6 million).

Our operating results have been affected by a number of factors. During the second half of 2002, outbreak of the epidemic disease of swine in some areas and Northern PRC, abnormal rainfall, drought and the drastic increase in cost of major raw materials caused a reduction in the gross margin and contribution of our feed business.

For the poultry business, as the European Community has not yet released their import control over Chinese chicken meat products, Japan remains the primary export market for our chicken meat products. However, the devaluation of the Brazilian currency in 2002 has led to a large inflow of low-priced Brazilian chicken meat products into the Japanese market,

## CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term loans, floating rate notes and from the disposal of certain assets. The Group had cash and cash equivalents of US$95.6 million as at 31st December, 2002 (2001: US$88.6 million), an increase of US$7.0 million.

## CHARGES ON GROUP ASSETS

As at 31st December, 2002, out of the total borrowings of US$659.9 million (2001: US$752.4 million) obtained by the Group, only US$123.5 million (2001: US$120.3 million) were secured and accounted for 18.7% (2001: 16.0%) of the total. Certain of the Group's fixed assets located in the PRC with net book value of US$195.4 million (2001: US$132.6 million), fixed deposits of US$1.7 million (2001: US$3.2 million) and inventories of US$3.0 million (2001: nil) have been pledged as security for various short and long term bank loans.

## CONTINGENT LIABILITIES

As at 31st December, 2002, the guarantees provided by the Group was US$27.2 million (2001: US$33.2 million).

## EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2002, the Group employed around 54,000 staff (including 20,000 staff from the jointly controlled entities and associates) in the PRC, Hong Kong and Turkey. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized training programme as well as share option scheme.

## OUTLOOK

Challenging business conditions still prevail in early 2003. However, with our continuous efforts in improving operating efficiency, upgrading technical knowhow and focusing on product development, we believe that the Group will be well positioned to cope with the challenges ahead and capitalize on the economic growth in the PRC. The Board and the management remain optimistic about the prospect of the Group.

## RE-DESIGNATION OF DIRECTORS

Mr. Dhanin Chearavanont's position on the Board of the Company has been re-designated as Chairman and Chief Executive Officer, and Mr. Sumet Jiaravanon as Executive Chairman, both with effect from 2nd April, 2003.

## PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year under review.

## CODE OF BEST PRACTICE

In the opinion of the Directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") during the year.

## PUBLICATION OF FURTHER INFORMATION

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on The Stock Exchange of Hong Kong Limited's website in due course.

By Order of the Board
**Dhanin Chearavanont**
*Chairman and Chief Executive Officer*

Hong Kong, 2nd April, 2003